EXHIBIT 99.1
CONSOLIDATED MERCANTILE                                                                              GENTERRA INC.
INCORPORATED

JOINT NEWS RELEASE

Consolidated Mercantile Incorporated
and
Genterra Inc.
Announce Strategic Business Combination

TORONTO, March 9, 2009 - Consolidated Mercantile Incorporated: (“CMI”) (TSX: “CMC”; OTC: “CSLMF.PK”) and Genterra Inc. ("Genterra") (TSX-V: "GIC") are pleased to announce that their respective boards of directors have approved a business combination by way of a proposed amalgamation of the two companies (the “Amalgamation”).  The transaction is subject to the approval of the shareholders of CMI and Genterra and the approval of the applicable securities regulatory authorities.  CMI and Genterra plan on holding special meetings of their respective shareholders in due course to consider and approve the proposed transaction.  The combined company (“Amalco”) will benefit from the synergies resulting from a larger corporation than either CMI or Genterra with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of CMI and Genterra to operate on a more expeditious and cost effective basis.

Pursuant to the Amalgamation, CMI and Genterra will amalgamate and continue as a single corporation.  Amalco will have the same capital structure as Genterra.  Under the proposed Amalgamation, the existing Genterra common shares, Class A Series 1 Preference Shares and Class B Shares will be exchanged on a one-for-one basis for common shares, Class A Series 1 Preference Shares and Class B Shares of Amalco.  The common shares of CMI will be exchanged for common shares of Amalco on the basis of 3.6 common shares of Amalco for each common share of CMI.  It is expected that the Class A Preference Shares in the capital stock of CMI will be redeemed prior to the effective date of the Amalgamation pursuant to a Notice of Redemption to be delivered to holders of such Class A Preference Shares.

The Amalgamation will result in the issuance to former CMI shareholders of an aggregate of 18,274,979 common shares of Amalco.  Former Genterra shareholders will receive 19,047,094 common shares of Amalco, 326,000 Class A Series 1 Preference Shares of Amalco and 26,274,918 Class B Shares of Amalco.  After giving effect to the Amalgamation, Genterra shareholders and CMI shareholders will hold approximately 51% and 49% of the outstanding common shares of Amalco, respectively.  All of the Amalco Class A Series 1 Preference Shares and Amalco Class B Shares will be held by holders of the Genterra Class A Series 1 Preference Shares and Genterra Class B Shares respectively.

The parties contemplate that a formal amalgamation agreement will be executed on or before @, 2009 and a joint management information circular in respect of the special meetings of shareholders for the two companies will be mailed to shareholders in advance of the special meetings.  The proposed Amalgamation is a “related party transaction” and a “business combination” in relation to both CMI and Genterra under applicable securities laws and regulations because both CMI and Genterra are directly or indirectly controlled by Fred A. Litwin and his son and daughter, Mark Litwin and Risa Shearer (the “Litwins”).  Accordingly, the transaction will require the approval of the holders of a majority of the issued and outstanding shares of each class of shares of the two companies other than the shares owned or controlled by the Litwins.

In order to review the proposed Amalgamation, the board of directors of each of CMI and Genterra formed independent committees consisting of independent directors of each company to consider the merits and fairness of the transaction to their respective shareholders.  Each of the independent committees for CMI and Genterra retained a qualified independent valuator to provide a formal valuation for CMI and Genterra, respectively.  As well, an opinion has been provided that the Amalgamation appears to be fair from a financial point of view to the respective shareholders of CMI and Genterra.

In order for the proposed Amalgamation transaction to become effective, all applicable corporate, shareholder and regulatory approvals must first be obtained.  There can be no assurance that the Amalgamation will be completed as proposed or at all.  Investors are cautioned that, except as disclosed in publicly disseminated press releases of either CMI or Genterra or the CMI and Genterra Information Circulars to be prepared in connection with the Amalgamation, any information released or received with respect to the proposed transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of CMI and Genterra should be considered speculative at this time based on the information contained herein.

CMI is a management holding company which effects its investment strategy through investment in, management of and merchant banking to its core strategic industries.

Genterra Inc. is a management and holding company whose assets include rental real estate properties and investments.

"Safe Harbor" statement under the Private Securities Reform Act of 1995:

This release contains forward-looking statements which reflect the current views of the respective management of CMI and Genterra as to future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the filings made by each of CMI and Genterra with securities regulatory authorities. These forward-looking statements represent the judgment of CMI and Genterra, respectively, as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

Disclaimer:  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Consolidated Mercantile Incorporated 106 Avenue Road Toronto, ON M5R 2H3 Attention: Stan Abramowitz, Secretary (416) 920-0500 Ext. 227	Genterra Inc. 106 Avenue Road Toronto, ON M5R 2H3 Attention: Stan Abramowitz, Secretary (416) 920-0500 Ext. 227